Reply Attention of	Vikram Dhir	Clark Wilson LLP
Direct Tel.	604.891.7767	Barristers & Solicitors
EMail Address	vxd@cwilson.com	Patent & Trade-mark Agents
Our File No.	28313-0001 / CW5211480.1	800-885 W Georgia Street
		Vancouver, BC V6C 3H1
		Tel.	604.687.5700
		Fax	604.687.6314

April 16, 2012

BY EDGAR

United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jaime John
Staff Accountant

Dear Sirs/Mesdames:

Re:	CounterPath Corporation
Form 10-K for the Fiscal Year Ended April 30, 2011
File No. 000-50346

     We are counsel to CounterPath Corporation (the “Company”). Thank you for your letter (the “Letter”) dated April 11, 2012 with respect to the Form 10-K for the Fiscal Year ended April 30, 2011 filed by the Company. The following are the Company’s responses to your Letter and are presented in the same order as your comments.

Item 8. Financial Statements and Supplementary Data

Note 2 – Significant Accounting Policies

Accounts Receivable and Allowance for Doubtful Accounts, page 43

1.

We note in your response to prior comment 2 that you wrote off $1.1 million in certain receivables that were determined not to be collectible due to factors including bankruptcy and poor financial health of the customer. Please provide the following information as it relates to this write-off:

Your response implies that the write-off relates to a single customer. Please advise.

The total write-off of about $1.1 million does not relate to a single customer. The write-off relates to a total of 20 customers.

Tell us whether the customer’s entire receivable balance was written off or whether there are remaining receivables associated with this customer.

For certain customers the entire receivable was written-off as it was deemed uncollectible representing 82% of the total amount, and for certain other customers only a part of the receivable representing 18% of the total amount was written-off.

www.cwilson.com

  Tell us whether you continue to recognize revenue associated with this customer and how this write-off impacts your assessment of collectability.

For those customers whose receivables have been written-off entirely, the Company has not recognized any further revenue, and for those customers who had a part of the receivables written-off, the Company has, in some cases, continued to recognize revenue on new orders where it feels the receivable is collectable. The Company assesses each customer and receivable individually. The Company has reviewed its credit policy, and has made its credit provisions more stringent, requiring in certain cases payment upfront, reducing the payment terms, or placing insurance on certain receivables. The introduction of the Company’s software licensing server which provides the ability to turn off software licenses of non-paying customers also contributes to the collectability of the Company’s receivables.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 77

2.

Your response to prior comment 6 states that your license agreement with Mitel Networks Corporation was made in the ordinary course of business and asserts that it does not fall within paragraphs (A) through (D) of Item 601(b)(10)(ii) of Regulation S-K. On page 77 of your Form 10-K, however, you state that the chairman of your board of directors is also the chairman and founding shareholder of Mitel Networks Corporation. Please explain how you determined that Item 601(b)(10)(ii)(A) of Regulation S-K is inapplicable, or file the agreement as an exhibit to an amended annual report on Form 10-K.

Item 601(b)(10)(ii)(A) of Regulation S-K provides as follows:

(10) Material contracts.

(ii) If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price.

The license agreement referred to above is between CounterPath Corporation and Mitel Networks Corporation. Mitel Networks is not any of the following: director, officer, promoter, voting trustee, security holder named in the report, or an underwriter. Mitel Networks’ common shares are listed on The Nasdaq Global Market under the symbol “MITL”. According to Mitel Networks’ Annual Report on Form 10-K filed on July 1, 2011, (i) Mr. Matthews beneficially owns 23.1% of Mitel Networks’ outstanding common shares; (ii) Benjamin Ball and Andrew Kowal, both partners of Francisco Partners Management, LLC, beneficially own 42.5% of Mitel Networks’ outstanding common shares; (iii) Richard D. McBee is the CEO of Mitel Networks; (iv) Steven E. Spooner is the CFO of Mitel Networks; and (v) the board of directors of Mitel Networks consists of 10 members, Mr. Matthews is the chairman of the board. Mr. Matthews is not a party to the license agreement between the Company and Mitel Networks and does not control Mitel Networks as it is a publicly traded company. Accordingly, the Company has determined that the license agreement is not a contract contemplated by Item 601(b)(10)(ii)(A) of Regulation S-K.

***

     Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7767.

Yours truly,

CLARK WILSON LLP

Per: /s/ Vikram Dhir

Vikram Dhir

VXD/vxd
Encl.

cc:	CounterPath Corporation
Attn: Donovan Jones, CEO, David Karp, CFO, and Chris Cooper, Chairman of the Audit Committee

cc:	BDO Canada LLP
Attn: Michael Madsen, Partner